

June 3, 2011

Jeffrey W. Jones
Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

> **Re:** **Vail Resorts, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2010**
> **Filed September 23, 2010**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2011**
> **Filed March 10, 2011**
> **File No. 001-09614**

Dear Mr. Jones:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Lyn Shenk
Branch Chief